PMU News Release #06-16 TSX, AMEX Symbol PMU August 8, 2006

APRIL HASHIMOTO JOINS PACIFIC RIM MINING AS CFO

The board of directors of Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce the appointment of Ms. April Hashimoto to the position of Chief Financial Officer (CFO) effective August 28, 2006. Ms. Hashimoto will replace Mr. John Norman, the Company’s current CFO, who is retiring after a long and successful career in the mining industry.

Most recently, Ms. Hashimoto held the position of Chief Financial Officer, Strategic Development and Project Development for Placer Dome Inc. where she was responsible for financial controls and reporting for Placer’s global exploration, design and construction, and research and technology projects. Ms. Hashimoto’s professional accomplishments include standardizing Placer’s global financial and accounting processes, restructuring Placer’s worldwide exploration finance function and combining controllership functions from multiple offices into one North American office. She has abundant high level, senior company experience structuring, maintaining, monitoring and reporting on all aspects of finance and accounting, strategic planning of finance functions and liaising with senior management.

“We welcome April to our growing Pacific Rim team”, states Tom Shrake, President and CEO. “April’s experience in navigating the complex financial roles and requirements of today’s regulatory environment and her background in international finance with a senior gold company will be a great asset to Pacific Rim as we advance our El Dorado gold mine in El Salvador with the goal of entering the mid-tier producer ranks. We would like to take this opportunity to thank John Norman, April’s predecessor, for his service to Pacific Rim and wish him well in his retirement.”

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade, low cost El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com
“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

Cautionary Note Regarding Forward-Looking Information -- Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including its ability to achieve its stated goal, and other factors detailed in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com